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                          June 21, 2024

       Spyridon Papapetropoulos, M.D.
       President and Chief Executive Officer
       Bionomics Limited
       200 Greenhill Road
       Eastwood, SA 5063
       Australia

                                                        Re: Bionomics Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 18, 2024
                                                            File No. 333-280288

       Dear Spyridon Papapetropoulos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Theodore Ghorra